UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One):   |_| Form 10-K    |_| Form 20-F    |X| Form 11-K     |_| Form 10-Q    |_| Form N-SAR     |_| Form N-CSR

          For Period Ended: December 31, 2004

| |	Transition Report on Form 10-K
| |	Transition Report on Form 20-F
|X|	Transition Report on Form 11-K
| |	Transition Report on Form 10-Q
| |	Transition Report on Form N-SAR

         For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Colonial Properties Trust
Full Name of Registrant

Former Name if Applicable

2101 Sixth Avenue North, Suite 750
Address of Principal Executive Office (Street and Number)

Birmingham, AL 35202
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

|X|	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|X|	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Colonial Properties Trust (the “Company”) is in the process of completing the financial statements for the Colonial Properties Trust 401(k) Profit Sharing Plan (the “Plan”) for the year ended December 31, 2004. During this process, certain differences were noted between the Plan’s record keeper and the Company’s internal payroll records. The Company does not anticipate that these differences will have a material impact on the financial statements of the Plan. The Company expects to resolve the differences and file its Report on Form 11-K on or before July 15, 2005.

PART IV — OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification.

John E. Tomlinson	205	250-8810
(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes |X| No |_|

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |_| No |X|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Colonial Properties Trust (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2005	By /s/ John E. Tomlinson Executive Vice President and Chief Accounting Officer